Exhibit 99.1

Exodus Movement, Inc. and Subsidiary

For the Three and Nine Months Ended
September 30, 2021 and 2020

Exodus Movement, Inc. and Subsidiary

Table of Contents

Exodus Movement, Inc. and Subsidiary

Page

Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Other Information	10

Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheets as of September 30, 2021 (unaudited) and December 31, 2020	11

Unaudited Consolidated Statements of Operations and Comprehensive Income for the Three and Nine Months Ended September 30, 2021 and 2020	12

Unaudited Consolidated Statements of Stockholders’ Equity for the Three and Nine Months Ended September 30, 2021 and 2020	13

Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2020	14

Unaudited Notes to Consolidated Financial Statements	15-31

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this quarterly report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Information Regarding Forward Looking Statements,” and in other parts of Exodus’ Offering Circular dated April 9, 2021.

Overview of Our Business
Exodus’ mission is to help half of the world exit the traditional finance system by 2030. Exodus allows people to secure, manage, and use their digital assets without compromising privacy or security. On December 9, 2015, we launched Exodus for our customers to hold and control their own assets. Every two weeks since then, we have released new updates and improved its user experience.

Digital assets should be easy to use and easy to understand. Our platform allows customers to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating technical jargon and irrelevant complexities obscuring core features, Exodus puts users first.

We operate in the financial technology (FinTech) subsector of the greater blockchain and digital asset industry. Our customers range from people or entities familiar with digital assets to those new to financial solutions powered by blockchain technology.

The Exodus Platform supports over 150 crypto assets, as well as integrations with multiple crypto-to-crypto exchanges and third-party applications, such as Compound Finance. We are relentlessly focused on delivering the best customer experience in the blockchain and crypto asset industry.

Our platform is intended to provide the trustworthiness of your bank’s online portal without service windows and clunky interfaces, and the speed of centralized crypto exchanges without the risk of third-party custody – we aim to provide our customers with the best of both worlds in Exodus.

Components of Results of Operations

Revenue
Exodus has entered into agreements with various third-party API providers whereby the provider is allowed to integrate their services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis whereby users of the Exodus Platform access the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for the API services in the future as a greater number of people begin to use cryptocurrencies. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied. No non-transaction-based fees were recognized until July 2020.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, customer support, and security and wallet operations.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, as well as our application ecosystem, and include: related salaries and costs, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are significant hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect our software development expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem.

Customer Support
Customer support includes related salaries and costs, and fees paid to consultants and outside service providers. Exodus views customer support as an integral part of its product offerings and made significant investments in this area in 2021 and 2020. Further investments in customer support are expected as the development of the Exodus ecosystem continues.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure.

Operating Expenses
Exodus’ operating expenses are classified as general and administrative, advertising and marketing, depreciation and amortization, and impairment of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing as well as related department salaries. We have traditionally focused on low cost marketing channels and word-of-mouth advertising. However, more sophisticated marketing strategies are being explored to increase our outreach efforts; as such corresponding investments in advertising and marketing are expected to increase significantly.

Comparison of the results of operations for the three and nine months ended September 30, 2021 and 2020 (in thousands):

Total Revenues
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Total revenues	$18,070	$7,082	155%	$69,416	$13,701	407%

Total revenues for the three months ended September 30, 2021 were $18.1 million compared to $7.1 million for the three months ended September 30, 2020, an increase of $11.0 million or 155%. The increase in total revenues was primarily driven by revenue from the exchange aggregation of $10.8 million, with two customers individually generating increases in revenue of $5.7 million and $2.9 million. New products and services, such as consulting, fiat on-boarding, staking, and investment income account for $0.5 million of the increase.

Total revenues for the nine months ended September 30, 2021 were $69.4 million compared to $13.7 million for the nine months ended September 30, 2020, an increase of $55.7 million or 407%. The increase in total revenues was primarily driven by revenue from the exchange aggregation of $54.4 million, with two customers individually generating increases in revenue of $32.6 million and $17.2 million. New products and services, such as consulting, fiat on-boarding, staking, and investment income account for $1.3 million of the increase.

Software Development Expense
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Software development expense	$3,802	$713	433%	$7,221	$2,641	173%

Software development expenses for the three months ended September 30, 2021 were $3.8 million compared to $0.7 million for the three months ended September 30, 2020, an increase of $3.1 million or 433%. This growth was primarily due to $2.4 million of fiat onboarding expenses, $1.0 million in associated compensation and incentive expenses, and $0.2 million in related subscriptions and testing. The increase was partially offset by $0.5 million of increased software capitalization expenses.

Software development expenses for the nine months ended September 30, 2021 were $7.2 million compared to $2.6 million for the nine months ended September 30, 2020, an increase of $4.6 million or 173%. This growth was primarily due to $3.6 million of fiat onboarding expenses as well as an increase in hiring and associated compensation and incentive expenses of $1.7 million, and $0.2 million, and partially offset by $1.0 million related to increased software capitalization due to change in development mix away from internal use projects.

Customer Support Expense
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Customer support expense	$1,331	$441	202%	$4,662	$1,207	286%

Customer support expenses for the three months ended September 30, 2021 were $1.3 million compared to $0.4 million for the three months ended September 30, 2020, an increase of $0.9 million or 202%. This growth was primarily due to an increase in hiring and the associated compensation and incentive expenses of $0.8 million.

Customer support expenses for the nine months ended September 30, 2021 were $4.7 million compared to $1.2 million for the nine months ended September 30, 2020, an increase of $3.5 million or 286%. This growth was primarily due to an increase in hiring and the associated compensation expenses of $3.0 million.

Security and Wallet Operations Expense
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Security and wallet operations expense	$1,730	$836	107%	$4,556	$2,429	88%

Security and wallet expenses for the three months ended September 30, 2021 were $1.7 million compared to $0.8 million for the three months ended September 30, 2020, an increase of $0.9 million or 107%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $0.5 million, in hiring and the associated compensation expenses of $0.3 million, and increased technology subscriptions of $0.1 million.

Security and wallet expenses for the nine months ended September 30, 2021 were $4.6 million compared to $2.4 million for the nine months ended September 30, 2020, an increase of $2.2 million or 88%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $1.2 million, in hiring and the associated compensation expenses of $0.5 million, and increased technology subscriptions of $0.4 million.

General and Administrative Expense
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
General and administrative expense	$2,945	$1,649	79%	$8,093	$3,250	149%

General and administrative expenses for the three months ended September 30, 2021 were $2.9 million compared to $1.7 million for the three months ended September 30, 2020, an increase of $1.2 million or 79%. This growth was primarily due to an increase in hiring and associated compensation expenses of $0.8 million and an increase in legal and professional services expenditures of $0.2 million. The growth was also due to increases in equipment expense of $0.1 million as well as increases in technology subscriptions, office expenses and employee programs of $0.1 million.

General and administrative expenses for the nine months ended September 30, 2021 were $8.1 million compared to $3.3 million for the nine months ended September 30, 2020, an increase of $4.8 million or 149%. This growth was primarily due to an increase in hiring and associated compensation and incentive expenses of $2.3 million and an increase in legal and professional services expenditures of $1.4 million. The growth was also due to increases in equipment expense of $0.4 million.  The increases were partially offset by foreign currency translation gains of $0.5 million.

Advertising and Marketing Expense
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Advertising and marketing expense	$1,763	$143	1133%	$8,241	$416	1881%

Advertising and marketing expenses for the three months ended September 30, 2021 were $1.8 million compared to $0.1 million for the three months ended September 30, 2020, an increase of $1.7 million or 1,133%. This growth was primarily due to an increase in marketing expenses of $1.3 million as a result of expanding our marketing strategy and fiat on-boarding marketing related expenses as well an increase in hiring and associated compensation expenses of $0.2 million.

Advertising and marketing expenses for the nine months ended September 30, 2021 were $8.2 million compared to $0.4 million for the nine months ended September 30, 2020, an increase of $7.8 million or 1,881%. This growth was primarily due to an increase in marketing expenses of $6.7 million and an increase in hiring and associated compensation expenses of $1.1 million.

Depreciation and Amortization
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Depreciation and amortization	$225	$515	-56%	$1,215	$636	91%

Depreciation and amortization expenses for the three months ended September 30, 2021 was $0.2 million compared to $0.5 million for the three months ended September 30, 2020, a decrease of $0.3 million or 56%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by less than $0.1 million and amortization expense decreased by $0.3 million.

Depreciation and amortization expenses for the nine months ended September 30, 2021 was $1.2 million compared to $0.6 million for the nine months ended September 30, 2020, an increase of $0.6 million or 91%. Fixed asset increases were driven by equipment purchases associated with additional headcount. Depreciation expense increased by $0.1 million and amortization expense increased by $0.5 million.

Impairment of Digital Assets
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Impairment of digital assets	$5,362	$114	4604%	$18,609	$2,017	823%

Impairment of digital assets increased by $5.3 million for the three months ended September 30, 2021, as holdings of digital assets increased and price volatility increased as the Company grew the digital assets holdings.

Impairment of digital assets increased by $16.6 million for the nine months ended September 30, 2021, as holdings of digital assets increased and price volatility increased as the Company grew the digital assets holdings.

Gains on Sale or Transfer of Digital Assets
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Gains on sale or transfer of digital assets	$10,012	$126	7846%	$17,393	$2,712	541%

Gains on digital assets increased by $9.9 million for the three months ended September 30, 2021.  This was primarily related to the sales of digital assets at a higher fair market value compared to the cost.

Gains on digital assets increased by $14.7 million for the nine months ended September 30, 2021.  This was primarily related to the sales of digital assets at a higher fair market value compared to the cost.

Interest Income
	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2021	2020		2021	2020
Interest income	$47	$13	262%	$284	$39	628%

Interest income increased by $0.2 million for the nine months ended September 30, 2021, due to increased holding balances on certain USDC holdings and the addition of a note receivable.

Liquidity and Capital Resources

Sources of Funds
Exodus has funded operations almost entirely through API Fee revenues.

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net cash provided by operating activities	$11,398	$3,512
Net cash used in investing activities	$(4,317)	$(1,074)
Net cash used in financing activities	$(2,191)	$(22)

Net Cash from Operating Activities
Net cash provided by operating activities for the nine months ended September 30, 2021, was $11.4 million. The Company had net income of $29.7 million for the nine months ended September 30, 2021, $9.5 million of changes to working capital, impairment of digital assets of $18.6 million partially offset by a gain on sale or transfer of digital assets of $17.4 million, depreciation and amortization of $1.2 million, and $1.1 million of USDC.  This was partially offset by a deferred tax benefit of $1.8 million, and $29.6 million increase in digital assets.

Net cash provided by operating activities for the nine months ended September 30, 2020, was $3.8 million. The Company had net income of $4.2 million, for the nine months ended September 30, 2020, $1.1 million of changes in working capital, and $1.2 million of stock compensation expense.

Net Cash from Investing Activities
The Company’s investing activities have consisted primarily of purchases of fixed assets and the creation of internal use software. Net cash used by investing activities for the nine months ended September 30, 2021, was $4.3 million. This consisted of $0.3 million from purchases of fixed assets, $2.0 million of indefinite lived assets as well as $2.0 million of internal use software.

Net cash used by investing activities for the nine months ended September 30, 2020, was $1.1 million. This consisted of a $1.0 million purchase of internal use software.

Net Cash from Financing Activities
The Company’s primary financing activities for the nine months ended September 30, 2021, was $2.3 million of deferred offering costs related to the Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021), partially offset by $0.1 million related to exercise of stock options.

Cash and Digital Asset Holdings
The Company holds the following cash and digital asset holdings as of September 30, 2021 and December 31, 2021 (in thousands):

	September 30, 2021		December 31, 2020
	Book value	Market value	Book value	Market value
Bitcoin	$26,161	$57,490	$7,159	$20,141
Ethereum	3,757	8,388	498	1,190
Algorand	5,968	6,778	-	-
Other digital assets	-	-	11	15
Cash and cash equivalents	5,674	5,674	1,423	1,423
USDC	50,371	50,371	1,189	1,189
Digital assets and cash	$91,931	$128,701	$10,280	$23,958

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See “Critical Accounting Policies and Estimates” set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Offering Circular dated April 9, 2021. There have been no material changes to our critical accounting policies and estimates since our Offering Circular dated April 9, 2021.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their crypto assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.  As of September 30, 2021, we had approximately 200 full time equivalent (“FTEs”) employees. Our FTEs are paid exclusively in Bitcoin, the majority of whom are employed in customer service and product development. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our international personnel consist of approximately 142 independent contractors located in approximately 50 countries located on six different continents.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our Annual Reports on Form 1-A, Semi-Annual Reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the SEC’s website at www.sec.gov that has all of the reports that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly financials, press and earnings releases, and blogs. We also share news and product updates on our YouTube channel at www.youtube.com/channel/UCpwUeFzkWEEduSoxpil1UsA., which may be of interest or material to our investors.  The content of our websites are not incorporated by reference into this Quarterly Report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Other Information
Controls and Procedures

Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we will begin an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management and provide timely information to our management team. The implementation is expected to occur in phases over the next year. There have been no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as the phased implementation of the new ERP system continues, we will change our processes and procedures, which in turn, could result in changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Legal Proceedings
The Company is periodically involved in ordinary and routine litigation incidental to its business. The outcome of any such matters is not determinable as of the date of these consolidated financial statements.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on April 9, 2021, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock. There have been no material changes to our risk factors since our Offering Circular was filed on April 9, 2021

Financial Statements
Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets

ASSETS	September 30, 2021 (unaudited)	December 31, 2020
	(In Thousands, except share amounts)
CURRENT ASSETS
Cash and cash equivalents	$5,674	$1,423
U.S. dollar coin	50,371	1,189
Accounts receivable	1,631	2,753
Prepaid expenses	777	3,894
Other current assets	932	3
Total current assets	59,385	9,262

OTHER ASSETS
Fixed assets, net	573	390
Digital assets, net	35,886	7,668
Software assets, net	3,122	2,248
Deferred offering costs	-	1,183
Indefinite-lived asset	2,045	-
Deferred tax assets	979	-
Total other assets	42,605	11,489

TOTAL ASSETS	$101,990	$20,751

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,670	$443
Payroll liabilities	3,289	679
Consulting liabilities	12	-
Income taxes payable	1,636	338
Deferred revenue	-	77
Total current liabilities	7,607	1,537

LONG-TERM LIABILITIES
SAFE notes	-	538
Deferred tax liability	-	853
Total long-term liabilities	-	1,391
Total liabilities	7,607	2,928

STOCKHOLDERS’ EQUITY

Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized, 2,733,229 issued and outstanding as of September 30, 2021 no shares issued or outstanding as of December 31, 2020	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized, 22,459,848 issued and outstanding as of September 30, 2021 20,011,830 issued and outstanding as of December 31, 2020	-	-

ADDITIONAL PAID IN CAPITAL	50,165	2,621

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(391)	248

RETAINED EARNINGS	44,609	14,954
Total stockholders’ equity	94,383	17,823

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$101,990	$20,751

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income (unaudited)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	(In Thousands, except per share data)

OPERATING REVENUES	$17,958	$7,082	$69,230	$13,701
INVESTMENT INCOME	112	-	186	-
Total revenues	18,070	7,082	69,416	13,701

COST OF REVENUES
Software development	3,802	713	7,221	2,641
Customer support	1,331	441	4,662	1,207
Security and wallet operations	1,730	836	4,556	2,429
Total cost of revenues	6,863	1,990	16,439	6,277

GROSS PROFIT	11,207	5,092	52,977	7,424

OPERATING EXPENSES
General and administrative	2,945	1,649	8,093	3,250
Advertising and marketing	1,763	143	8,241	416
Depreciation and amortization	225	515	1,215	636
Impairment of digital assets	5,362	114	18,609	2,017
Total operating expenses	10,295	2,421	36,158	6,319

Income from operations	912	2,671	16,819	1,105

OTHER INCOME (EXPENSE)
Gain on sale or transfer of digital assets	10,012	126	17,393	2,712
Interest expense	-	(1)	-	(5)
Interest income	47	13	284	39
Total other income	10,059	138	17,677	2,746

Income before income taxes	10,971	2,809	34,496	3,851

INCOME TAX (EXPENSE) BENEFIT	(1,805)	303	(4,841)	354

NET INCOME	$9,166	$3,112	$29,655	$4,205

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(111)	28	(639)	28

COMPREHENSIVE INCOME	$9,055	$3,140	$29,016	$4,233

Basic net income per share
Basic net income per share of common stock	$0.36	$0.16	$1.25	$0.21
Diluted net income per share of common stock	$0.32	$0.14	$1.10	$0.20
Weighted average shares and share equivalents outstanding
Basic	25,194	20,005	23,658	20,002
Diluted	28,215	22,007	26,917	21,334

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity  (unaudited)

(In Thousands)	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders’ Equity

BALANCES as of July 1, 2020	-	20,000	$2,118	$-	$7,870	$9,988

Stock based compensation	-	-	344	-	-	344

Exercised options	-	9	11	-	-	11

Foreign currency translation adjustment	-	-	-	28	-	28

Net income	-	-	-	-	3,112	3,112

BALANCES as of September 30, 2020	-	20,009	$2,473	$28	$10,982	$13,483

BALANCES as of July 1, 2021	2,733	22,442	$53,090	$(280)	$35,443	$88,253

Stock based compensation	-	-	145	-	-	145

Non-cash revenue from third party	-	-	(112)	-	-	(112)

Exercised options	-	18	42	-	-	42

Options redeemed and cancelled	-	-	(3,000)	-	-	(3,000)

Foreign currency translation adjustment	-	-	-	(111)	-	(111)

Net income	-	-	-	-	9,166	9,166

BALANCES as of September 30, 2021	2,733	22,460	$50,165	$(391)	$44,609	$94,383

BALANCES as of January 1, 2020	-	20,000	$1,308	$-	$6,777	$8,085

Stock based compensation	-	-	1,154	-	-	1,154

Exercised options	-	9	11	-	-	11

Foreign currency translation adjustment	-	-	-	28	-	28

Net income	-	-	-	-	4,205	4,205

BALANCES as of September 30, 2020	-	20,009	$2,473	$28	$10,982	$13,483

BALANCES as of January 1, 2021	-	20,012	$2,621	$248	$14,954	$17,823

Stock based compensation	-	-	365	-	-	365

Non-cash revenue from third party	-	-	(166)	-	-	(166)

Exercised options	-	362	817	-	-	817

Options redeemed and cancelled	-	-	(3,000)	-	-	(3,000)

Shares converted to Class A Common Stock by selling shareholders for Regulation A offering	818	(818)	-	-	-	-

Issuance of Class A Common Stock shares for Regulation A offering, net of deferred offering costs	1,915	-	48,990	-	-	48,990

SAFE conversion	-	2,904	538	-	-	538

Foreign currency translation adjustment	-	-	-	(639)	-	(639)

Net income	-	-	-	-	29,655	29,655

BALANCES as of September 30, 2021	2,733	22,460	$50,165	$(391)	$44,609	$94,383

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$29,655	$4,205
Adjustments to reconcile net income to
Net cash provided by operating activities
Depreciation and amortization	1,215	636
Deferred tax benefit	(1,831)	(354)
Impairment of digital assets	18,609	2,017
Gain on sale or transfer of digital assets	(17,393)	(2,712)
Stock based compensation	365	1,154
Non-cash revenue from third party	(165)	-
Change in assets and liabilities:
U.S. dollar coin	1,147	(259)
Accounts receivable	1,121	(129)
Prepaid expenses	3,118	1,076
Other current assets	(929)	27
Digital assets	(29,582)	(2,410)
Accounts payable	2,227	153
Consulting liabilities	11	-
Payroll liabilities	2,609	-
Income tax payable	1,298	-
Deferred revenue	(77)	108
Net cash provided by operating activities	11,398	3,512

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of indefinite-lived assets	(2,045)	-
Purchases of fixed assets	(339)	(28)
Development of software assets	(1,933)	(1,046)
Net cash used in investing activities	(4,317)	(1,074)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(2,316)	-
Payments on note payable	-	(33)
Exercise of stock options	125	11
Net cash used in financing activities	(2,191)	(22)

Change in cash and cash equivalents	4,890	2,416

Effects of exchange rate changes on cash	(639)	28

Cash and cash equivalents
Beginning of period	1,423	3,125
End of period	$5,674	$5,569

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash proceeds from sale of stock - USDC	$64,329	$-
Non-cash proceeds from sale of stock - digital assets	$10,615	$-
Non-cash repurchase of options - USDC	$3,000	$-
Shares converted to Class A Common Stock	$21,764	$-
Cash paid for interest	$-	$6
Cash paid for income taxes	$5,368	$-
Conversion of SAFE Notes	$538	$-
Non-cash revenue from third party	$165	$-

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiary

As of September 30, 2021 (unaudited) and December 31, 2020
and for the Three and Nine Months Ended September 30, 2021 and 2020 (unaudited)
(In Thousands)

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and Subsidiary (“Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, which is an unhosted and non-custodial cryptocurrency software wallet for multiple types of cryptocurrency. We have created a non-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ crypto assets) and partnered with third parties to provide various services that utilize our wallet through our crypto app store. Exodus earns revenue from providers of these services, which include crypto to crypto exchanges, and the ability to earn rewards on crypto assets, with more to come in the future. We operate in the blockchain and crypto asset industry and our customers range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, and the Google Play store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. We have no VIEs for any of the periods presented. Prior to 2020, we had no subsidiaries or controlling interests. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG (“Proper Trust”), based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, including uncertainty in the current economic environment due to COVID-19. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Reclassification of Prior Year Presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the consolidated balance sheets as of the year ended December 31, 2020, to identify the U.S. Dollar Coin, a digital stablecoin (USDC), separate from cash and cash equivalents. This change in classification impacts operating activities and cash balances on the consolidated statements of cash flows.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive income (loss).

Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.  In addition, the Company holds cash at licensed crypto currency exchanges.  The balances of cash at licensed crypto currency exchanges as of September 30, 2021 and December 31, 2020 was less than 10% of cash and cash equivalents.

U.S. Dollar Coin
USDC is a digital asset that is accounted for as a financial instrument; one USDC can be redeemed for one U.S. Dollar on demand from the issuer.  The Company held $50.4 million and $1.2 million of USDC as of September 30, 2021 and December 31, 2020, respectively.

Accounts Receivable
We record accounts receivable at the invoiced amount. We do not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables as we have no history of past due payments or disputes with our current customers.

The term between invoicing and when payment is due is not significant.

Concentration of Credit Risk
The Company has two types of financial statement instruments subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables also subject the Company to credit risk.

Adoption of Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (ASU 2020-06), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows. The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU will require the measurement of all expected credit losses for financial assets, including account receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance is effective for annual reporting periods beginning after December 15, 2022, and interim periods within those fiscal years. The Company early adopted ASU 2016-13 as of January 1, 2020. The adoption of this update did not have a material impact on our consolidated financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
The Company applies ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, we have not capitalized any costs under ASC 985-20.

The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

The Company accounts for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalize internally developed website costs when the website under development has reached technological feasibility. We amortize these costs over an estimated life of three years.

Indefinite-Lived Asset
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived asset. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain name and social media handles, should be recorded on the consolidated balance sheets.  The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company will perform an annual impairment review of fair market value of the indefinite-lived assets.

Revenue Recognition
The Company applies the provisions of ASC 606 to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

The Company recognizes various charges to application programming interface (“API”) providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking. The Company allows the providers to provide software services, which permit a user of our unhosted and non-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

The following table presents our operating revenues disaggregated by geography, based on the addresses of our customers (in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2021		2020		2021		2020
United States	$130	0.7%	$27	0.4%	$610	0.9%	$36	0.3%
EMEA(1)	558	3.1	833	11.8	2,365	3.4	1,137	8.3
APAC(1)	14,826	82.6	6,119	86.3	63,811	92.2	12,277	89.6
Other Americas(1)	2,444	13.6	103	1.5	2,444	3.5	251	1.8
Operating revenues	$17,958	100.0%	$7,082	100.0%	$69,230	100.0%	$13,701	100.0%

(1) Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2021		2020		2021		2020
Exchange aggregation	$17,427	97.1%	$6,610	93.3%	67,620	97.7%	$13,215	96.4%
Consulting	9	0.1	433	6.1	280	0.4	433	3.2
Fiat on-boarding	130	0.7	27	0.4	610	0.9	36	0.3
Staking	367	2.0	5	0.1	628	0.9	6	-
Other	25	0.1	7	0.1	92	0.1	11	0.1
Operating revenues	$17,958	100.0%	$7,082	100.0%	$69,230	100.0%	$13,701	100.0%

Operating revenues from major API providers exceeding 10% of the total operating revenues for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

Number of major API providers	2	3	2	3
Percentage of operating revenues	71.8%	84.3%	83.5%	86.5%
Amount of revenues (in thousands)	$12,889	$5,969	$57,784	$11,852

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company concluded that the contracts do not contain any significant financing components, as either much of the transaction consideration is variable, and is not substantially within the control of the Company or its customers, or the period between receipt of the funds and the satisfaction of performance obligations is largely within one year.

Cost of Revenues
Software Development
Software development costs consist primarily of related salaries and related costs, fees paid to consultants and outside service providers. Most costs are expensed as incurred except for costs associated with Internal Use Software.

Customer Support
Customer support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for customer support. Customer support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software

Operating Expenses

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, and financial operations. They include office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and Marketing
Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues and selling, general, and administrative to align this benefit with employee salary expense on the consolidated statements of operations and comprehensive income.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the nine months ended September 30, 2021 or 2020.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period.

Diluted net income per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share.

The following table set forth the computation of basic and diluted net income per share of common stock (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

Basic net income per share:
Numerator
Allocation of undistributed earnings	$9,166	$3,112	$29,655	$4,205
Denominator
Weighted-average number of shares used in per share computation	25,194	20,005	23,658	20,002
Basic net income per share	$0.36	$0.16	$1.25	$0.21
Diluted net income per share:
Numerator
Allocation of undistributed earnings	$9,166	$3,112	$29,655	$4,205
Denominator
Weighted-average number of shares used in basic computation	25,194	20,005	23,658	20,002
Weighted-average effect of dilutive securities stock options	3,021	2,002	3,259	1,332
Number of shares used in per share computation	28,215	22,007	26,917	21,334
Diluted net income per share	$0.32	$0.14	$1.10	$0.20

Risks Associated with Digital Assets

Private Key Security
We currently hold significant amounts of bitcoin, USDC, and other digital assets, and security breaches, computer malware, and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell our cryptocurrency holdings.

Although we take significant steps to secure these private keys, to help better ensure they are not destroyed or stolen, we—like any other holder of cryptocurrency—cannot guarantee that the loss, destruction, or theft of its private keys is not possible. In the event that we lose one or more of our private keys, one or more of those private keys are somehow destroyed, or one or more if our private keys are somehow stolen or disclosed to another party, we could lose access to our cryptocurrency holdings, or our cryptocurrency holdings could be stolen.

The majority of our cryptocurrency holdings are held in non-custodial wallets with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of Exodus. A single executive officer or director is unable, on his or her own, to transfer any of our cryptocurrency. We have policies and procedures in place in case of death or disability on the part of these executive officers and directors that vest control of the private keys in our board of directors including the safekeeping of backup private keys.

From time to time, we may use custodial services for exchanging or investing certain assets. Procedures for these services are similar to that of traditional banks. When available, we utilize enhanced security measures such as Whitelisting approved receiving addresses.

Market Volatility
The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations. The prices of cryptocurrencies, such as bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of bitcoin, our financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Assets are Currently Unregulated
As of the date of these consolidated financial statements, digital assets are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, and cryptocurrency exchanges, and new international, federal, state and local regulations or policies may materially adversely affect Exodus and the value of the Exodus Platform.

Cryptocurrency networks and blockchain technologies also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China, and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect Exodus. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to Exodus, our results of operations, and adoption and value of the Exodus Platform.

Value of Crypto Assets
In December 2019, Association of International Certified Public Accountants (‘‘AICPA’’) produced a nonauthoritative practice aid titled, ‘‘Accounting for and auditing of digital assets.’’ The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

There is also no currently authoritative literature under GAAP that specifically addresses the accounting for crypto asset holdings, including digital assets like bitcoin. We have determined that crypto assets should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review intangible assets with indefinite useful lives daily for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

2.	Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands).

	September 30, 2021	December 31, 2020

Prepaid software	$337	$347
Accounting, consulting, and legal services	185	663
Marketing expenses	153	1,221
Prepaid cloud services	102	1,634
Other	-	29
Prepaid expenses	$777	$3,894

3.	Other Current Assets

Other current assets consisted of the following (in thousands):

	September 30, 2021	December 31, 2020

Note receivable	$913	$-
Other	19	3
Other current assets	$932	$3

         In March 2021, the Company entered into a note receivable agreement and has earned interest of less than $0.1 million for the nine months ended September 30, 2021.

4.	Intangible Assets

Indefinite-Lived Asset
The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company purchased the Exodus Instagram handle during the third quarter of 2021 for $0.1 million.  The Company considers the domain name  and Instagram handle to be indefinite-lived assets so no amortization will be recognized. An annual review will be performed to ensure no impairment is needed.

Digital Assets
The Company uses bitcoin and other cryptocurrencies in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. The Company considers these digital assets to be intangible assets and record them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on cryptocurrency transactions are calculated as the difference between the value received versus the lower of the initial cost or the impaired value of the units being disposed.

During the three months ended September 30, 2021 and 2020, impairment charges of $5.4 million and $0.1 million were recorded in our consolidated statements of operations and comprehensive income, respectively. During the nine months ended September 30, 2021 and 2020, impairment charges of $18.6 million and $2.0 million were recorded in our consolidated statements of operations and comprehensive income, respectively. During the three months ended September 30, 2021 and 2020, realized gains of $10.0 million and $0.1 million were recorded in our consolidated statements of operations and comprehensive income, respectively. During the nine months ended September 30, 2021 and 2020, realized gains of $17.4 million and $2.7 million were recorded in our consolidated statements of operations and comprehensive income, respectively.

The table below outlines the value of our digital assets based on publicly available rates as well as the book value.

	Bitcoin (BTC)
	September 30,	December 31,
	2021	2020
Units	1,195	694
Book value (in thousands)	$26,161	$7,159
Market value (in thousands) (1)	$57,490	$20,141

	Ethereum (ETH)
	September 30,	December 31,
	2021	2020
Units	2,536	1,613
Book value (in thousands)	$3,757	$498
Market value (in thousands) (1)	$8,388	$1,190

	Algorand (ALGO)
	September 30,	December 31,
	2021	2020
Units	3,820,308	-
Book value (in thousands)	$5,968	$-
Market value (in thousands) (1)	$6,778	$-

	Other Digital Assets
	September 30,	December 31,
	2021	2020
Units	-	21,688
Book value (in thousands)	$-	$11
Market value (in thousands) (1)	$-	$15

Digital assets, net	$35,886	$7,668

(1) Market rate represents a determination of fair market value derived from publicly available information.

5.	Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	September 30, 2021	December 31, 2020

Computer equipment	$634	$294
Vehicles	255	255
Furniture and fixtures	18	18
Fixed assets, gross	907	567
Less: accumulated depreciation	(334)	(177)
Fixed assets, net	$573	$390

Depreciation expense was less than $0.1 million for both the three months ended September 30, 2021 and 2020. Depreciation expense was $0.1 million for both of the nine months ended September 30, 2021 and 2020.

6.	Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	September 30, 2021	December 31, 2020

Internal use software	$4,837	$2,904
Website	53	53
Software assets, gross	4,890	2,957
Less: accumulated amortization	(1,768)	(709)
Software assets, net	$3,122	$2,248

Amortization expense was approximately $0.2 million and $0.5 million for the three months ended September 30, 2021 and 2020, respectively. Amortization expense was approximately $1.1 million and $0.6 million for the nine months ended September 30, 2021 and 2020, respectively.

The following summarizes the future amortization expense (in thousands):

12 Months Ending September 30,
2022	$1,239
2023	1,166
2024	717
$3,122

7.	Simple Agreement for Future Equity

In 2016 and 2017, the Company recorded Simple Agreements for Future Equity (“SAFEs”) totaling $0.5 million as long-term debt. The Company valued only the debt component of the SAFEs and due to a lack of available inputs, fair market value was deemed to be the cost of the debt component and were classified as an outstanding liability for financial reporting purposes.

In February 2021, the Company’s SAFE holders converted all of the outstanding SAFEs into 2,904,498 Class B shares of common stock in the amount of $0.5 million.

8.	Common Stock

As of September 30, 2021, the authorized capital of the Company consists of common stock of 32,500,000 Class A shares, of which 2,733,229 shares were issued and outstanding with a $0.000001 par value, 27,500,000 Class B shares, of which 22,459,848 shares were issued and outstanding with a $0.000001 par value, and 5,000,000 of preferred stock, of which no shares had been issued or outstanding for the nine months ended September 30, 2021.

In August 2020, the Company’s outstanding common stock was split into A and B shares with previously issued shares and options being classified as Class B. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to shareholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

As described in the Company’s Offering Circular dated April 9, 2021, the Company completed a Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021). Net proceeds from the Regulation A Offering were $52.5 million of 1,914,661 shares of Class A common stock. Partially offsetting these proceeds was $3.5 million of cumulative deferred offering costs related to the Regulation A Offering.

The Company’s Class A common stock are represented by a digital Common Stock Token that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. Common Stock Tokens each represent one share of Class A common stock.  The Company’s Common Stock Tokens were released on the Algorand blockchain in June 2021.  In September 2021, the Company’s Class A common stock began trading on tZERO ATS (tZERO), the regulated alternative trading system and FINRA member broker-dealer subsidiary of tZERO. Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company, and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (2019 Plan) permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus employees, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock.  Upon Class B common stock exercised during the period, 2,633,773 are authorized as of September 30, 2021.

In August 2021, the Company adopted its 2021 Employee Equity Redemption Plan.  The plan paid $3.0 million to redeem and cancel vested options at a price equal to $27.42 per share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A Offering.

In August 2021, the Company adopted the 2021 Equity Incentive Plan (2021 Plan).  The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus employees, directors and consultants. The exercise price for options issued under the 2021 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock.  As of September 30, 2021, 44,400 restricted stock units have been authorized.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	September 30, 2021	September 30, 2020
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	57.06%	56.83%
Risk-free interest rate	0.63%	0.31%
Term of options	5.97	5.06
Stock price	$2.55	$2.39

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Ours historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the nine months ended September 30, 2021:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2020	2,737,008	$2.39
Granted	190,000	2.55
Exercised	(465,348)	2.39
Forfeited	(167,943)	2.45
Outstanding as of September 30, 2021	2,293,717	$2.40	7.96
Vested and exercisable as of
September 30, 2021	1,829,284	$2.39

We recognized stock-based compensation of approximately $0.4 million and $1.2 million for the nine months ended September 30, 2021 and 2020, respectively.

9.	Income Taxes

The current and deferred tax components of the income tax provision for the nine months ended September 30, 2021 and September 30, 2020, are as follows (in thousands):

	September 30, 2021	September 30, 2020

U.S federal
Current	$6,450	$-
Deferred	(1,831)	(354)
Foreign current	208	-
State and local
Current	14	-
Income tax expense (benefit)	$4,841	$(354)

The reconciliation between the statutory and effective tax rates as of September 30, 2021 and December 31, 2020, are comprised of the following:

	September 30, 2021	December 31, 2020

Federal statutory rate	21.0%	21.0%
Permanent tax benefit	-7.2%	-2.8%
Tax credits	-0.4%	-2.0%
Other	0.1%	-3.5%
Effective tax rate for income from continuing operations	13.5%	12.7%

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities as of September 30, 2021 and December 31, 2020, are comprised of the following (in thousands):

	September 30, 2021	December 31, 2020

Prepaid expenses	$(630)	$(813)
Accounts receivable	(920)	(428)
Fixed assets	(97)	(43)
Capitalization software, net of amortization	(656)	(472)
Digital assets	1,413	97
Deferred revenue	-	16
Accounts payable	563	93
Accrued payroll and related expenses	691	143
Stock option expense	615	554
Net deferred tax asset (liability)	$979	$(853)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has not been established and deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements.

The Company has not identified any uncertain tax positions requiring a reserve as of September 30, 2021 and December 31, 2020.

10.	Legal Proceedings

The Company is periodically involved in ordinary and routine litigation incidental to its business. The outcome of any such matters is not determinable as of the date of these consolidated financial statements.

11.	Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of November 16, 2021, the date for which the consolidated financial statements were available to be released. Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

In November 2021, the Company authorized a share repurchase program.  The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share.